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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

HARRAH'S OPERATING COMPANY, INC.
(Name of Subject Company (Issuer))

HARRAH'S OPERATING COMPANY, INC.
(Name of Filing Person (Issuer))

FLOATING RATE CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2024
(Title of Class of Securities)

127687 AA9
127687 AB7
(CUSIP Number of Class of Securities)

Copy to:
Stephen H. Brammell, Esq. Senior Vice President and General Counsel Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, NV 89119 (702) 407-6000	Charles K. Ruck, Esq. J. Scott Hodgkins, Esq. Latham & Watkins LLP 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$376,181,442	$44,277
*
For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the Floating Rate Contingent Convertible Senior Notes due 2024 pursuant to the applicable indenture. The amount of the filing fee is calculated in accordance with section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,277	Filing Party:	Harrah's Operating Company, Inc.
Date Filed:	July 14, 2005	Form or Registration No.:	005-80865
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed by Harrah's Operating Company, Inc. (the "Company") with the Securities and Exchange Commission on July 14, 2005 as required by the indenture, dated as of April 7, 2004, between Caesars Entertainment, Inc. ("Caesars"), and U.S. Bank National Association, as trustee, as supplemented (the "Indenture"), governing the Floating Rate Contingent Convertible Senior Notes due 2004 originally issued by Caesars (the "Notes"). The Company filed the Schedule TO in connection with the right of each holder of the Notes to sell, and the obligation of the Company to purchase, the Notes pursuant to the terms and subject to the conditions of the change of control notice and offer to purchase dated July 13, 2005 (as it may be amended or supplemented from time to time, the "Offer to Purchase") filed herewith as Exhibit (a)(1)(A), the Indenture and the Notes (the "Offer"). A change of control (as defined in the Indenture) of Caesars occurred on June 13, 2005 when Caesars merged with and into the Company (the "Merger"). In connection with the Merger, the Company assumed all of the obligations under the Notes and the Indenture, including the obligation to make the Offer.

        This Amendment No. 1 is being filed by the Company and, together with the first supplement to the change of control notice and offer to purchase dated July 22, 2005, attached hereto as Exhibit (a)(1)(C) (the "Supplement"), amends and supplements certain provisions of the Schedule TO to the extent set forth herein.

        The Offer will expire at 5:00 p.m., Eastern time, on Friday, August 12, 2005 unless extended or earlier terminated. The Schedule TO as amended and supplemented by this Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        All of the information set forth in the Supplement is incorporated by reference herein in response to Items 1, 2, 4 and 12 of this Amendment No. 1.

Item 1. Summary Term Sheet.

        The information set forth in the section of the Supplement captioned "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

          (c)    The information set forth in the section of the Supplement captioned "Section 5. Price Range of the Notes and Common Stock; Dividends." is incorporated herein by reference.

Item 4. Terms of the Transaction.

          (a)(1)(iii), (viii), (xii)    The information set forth in the sections of the Supplement captioned "Section 7. Acceptance of Notes for Payment.," "Section 8. Expiration, Extension, Amendment, Withdrawal or Termination of the Offer." and "Section 13. Material United States Federal Income Tax Consequences." is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented by adding the Supplement as Exhibit (a)(1)(C) filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2005

HARRAH'S OPERATING COMPANY, INC.
By:	/s/ STEPHEN H. BRAMMELL Stephen H. Brammell Senior Vice President, General Counsel and Secretary

2

Index to Exhibits

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated July 13, 2005
(a)(1)(B)*	Form of Substitute Form W-9
(a)(1)(C)	First Supplement to Change of Control Notice and Offer to Purchase, dated July 22, 2005
(a)(5)(A)*	Press Release issued by Harrah's Entertainment, Inc. on July 13, 2005
(b)	Second Amended and Restated Credit Agreement, dated as of January 31, 2005, among Harrah's Entertainment, Inc., as Guarantor, Harrah's Operating Company, Inc., as Borrower, the Lenders, Syndication Agent and Co-Documentation Agents named therein, Bank of America, N.A., as Administrative Agent, and Banc of America Securities LLC and Wells Fargo Bank, National Association, as Joint Lead Arrangers and Joint Book Managers, is hereby incorporated by reference from Exhibit 10.1 to Harrah's Entertainment, Inc.'s Current Report on Form 8-K filed on February 4, 2005.
(d)(1)	Indenture dated as of April 7, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.2 to Caesars Entertainment, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.
(d)(2)	First Supplemental Indenture dated as of November 4, 2004 between Caesars Entertainment, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Caesars Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on November 4, 2004.
(d)(3)	Second Supplemental Indenture dated as of June 13, 2005 among Harrah's Entertainment, Inc., Harrah's Operating Company, Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.6 to Harrah's Entertainment, Inc.'s Amendment No. 1 to Registration Statement on Form S-3 filed on July 1, 2005.
(d)(4)	Registration Rights Agreement dated as of April 7, 2004 between Caesars and Deutsche Bank Securities Inc., is hereby incorporated by reference from Exhibit 4.3 to Caesars Entertainment, Inc.'s Registration Statement on Form S-3 filed May 19, 2004.
(g)	None
(h)	None

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
Index to Exhibits